PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC


                                    Exhibit J

                              Customer Competitors


                                      V 6.0

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                              Customer Competitors

Document Information

  HP Project
  Manager :             Gil Tal
  Customer Project
  Manager :             Na'ama Halperin
  Prepared by:          Erez Rachmil
  Document Version
  No:                   V 6.0
  Preparation Date:     16/09/03

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                              Customer Competitors


INDEX
DOCUMENT INFORMATION........................................    1
DOCUMENT INFORMATION........................................    2
INDEX.......................................................    3
1    CUSTOMER COMPETITORS...................................    4

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                              Customer Competitors

1    CUSTOMER COMPETITORS

Table 1 consis a list of companies compete with Customer in the same industry in which Customer operates, by notice in writing to HP-OMS.

TABLE 1: CUSTOMER'S COMPETITORS

COMPANY NAME                                COMMENTS
-------------                               ---------
Dassault Systemes                           Including EAI-DELTA GmbH
and its subsidiaries and affiliates
Internation Business Machines Corp.
Electronic Data Systems Corporation         Including Unigraphics Solutions,
and its subsidiaries and affiliates         Inc.
Polyplan Technologies, Inc.
SAP AG
Matrologic Group SA
Datasweep, Inc.
Aegis Industrial Software Corporation
Valore Computerized Systems Ltd.